Bingham McCutchen LLP

2020 K Street, NW

Washington, DC 20006

April 24, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Legg Mason Partners Income Trust (filing relates to Registration Statement on Form N-14 (the “Registration Statement”))(Securities Act File No. 333-158151)

Ladies and Gentlemen:

On behalf of Legg Mason Partners Income Trust, a Maryland business trust (the “Registrant”), we are hereby filing this letter to respond in writing to the Staff’s comments on the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on March 23, 2009 relating to the proposed reorganization of Legg Mason Investment Grade Income Portfolio, a series of Legg Mason Income Trust, Inc., into Legg Mason Partners Corporate Bond Fund, a series of the Registrant, and the proposed reorganization of Legg Mason Limited Duration Bond Portfolio, a series of Legg Mason Income Trust, Inc., into Legg Mason Partners Short-Term Bond Fund, a series of the Registrant. The Staff’s comments were conveyed to us as representatives of the Registrant by telephone on April 2, 2009.

The Staff’s comments and the Registrant’s responses are provided below.

1.	Comment: The Staff requested that the Registrant provide a letter to the Commission that includes certain “Tandy” acknowledgements with the Registrant’s response to the Staff’s comments.

Response: A letter from the Registrant to the Commission containing certain acknowledgements requested by the Staff is attached hereto as Exhibit A.

2.	Comment: Please consider whether Legg Mason Partners Corporate Bond Fund is required to have an 80% test.

Response: The Registrant advises the Staff that the principal investment strategies of Legg Mason Corporate Bond Fund are being revised to state, in relevant part: “Under normal conditions, the fund invests at least 80% of its assets, plus any borrowings for investment purposes, in debt and fixed-income securities of various maturities, and at least 80% of the value of its assets in corporate debt securities and related investments.”

3.	Comment: Please make clear that the acquired funds’ board will adopt the valuation procedures of the acquiring funds prior to the reorganizations so that acquired fund shareholders will receive the benefit of the change in valuation in the reorganization.

Response: The requested clarifications have been made.

4.	Comment: Please confirm the registration statements of the acquired funds have been stickered to notify shareholders of the proposed transaction and the period of time prior to the reorganization that the acquired funds will be closed to new purchases.

Response: The Registrant confirms that the registration statements of the acquired funds were so supplemented on February 20, 2009.

5.	Comment: Please provide, in the Q & A section and elsewhere, more detail about the allocation of reorganization costs between the acquired fund and the acquiring fund.

Response: The Registrant has revised the Q & A section to include the following:

“Estimated costs of the reorganization of Legg Mason Investment Grade Income Portfolio into Legg Mason Partners Corporate Bond Fund have been allocated between your fund and the surviving fund as follows: Legal—your fund: $86,300, the surviving fund: $48,800; Audit—your fund: $4,500, the surviving fund: $8,400; and Printing, postage, proxy out-of-pocket costs and proxy solicitation, mailing, reporting and tabulation costs (approximately $64,900)—all allocated to your fund.

“Estimated costs of the reorganization of Legg Mason Limited Duration Bond Portfolio into Legg Mason Partners Short-Term Bond Fund have been allocated between your fund and the surviving fund as follows: Legal—your fund: $86,300, the surviving fund: $48,800; Audit — your fund: $4,500, the surviving fund: $8,400; and Printing, postage, proxy out of pocket costs, and proxy solicitation, mailing, reporting and tabulation costs (approximately $31,400)—all allocated to your fund.”

Please also see the response to Comment 22.

6.	Comment: Please confirm that the proxy card(s) will be formatted so that the voting rights of each acquired fund’s shareholders on that fund’s reorganization are separate from the voting rights of the other acquired fund’s shareholders on the second fund’s reorganization.

Response: The Registrant confirms that a separate proxy card will be used to solicit proxies for each reorganization.

7.	Comment: State that the acquiring funds’ prospectuses are incorporated by reference and deliver copies of the prospectuses to shareholders with the Proxy Statement/Prospectus, or state that the acquiring funds’ prospectuses are not incorporated by reference.

Response: The Registrant has included in the Proxy Statement/Prospectus a statement that the prospectuses of the acquiring funds are not being incorporated by reference.

8.	Comment: On page 2, please estimate the tax consequences to shareholders expected to result from repositioning a fund’s holdings prior to its reorganization, or state that no material tax consequences are anticipated.

Response: Page 2 of the Proxy Statement/Prospectus has been revised to state: “As of the date hereof, neither Acquired Fund is expected to recognize material capital gains or incur material transaction costs as a result of repositioning its portfolio in connection with its Reorganization.”

9.	Comment: On page 4 and elsewhere, it is not appropriate to describe as a “waiver” a fee waiver plus recoupment arrangement. Such an arrangement might be called a “deferral” or a “waiver with recapture,” for example.

Response: The Registrant has revised the Proxy Statement/Prospectus to refer to fees forgone, rather than fees waived, and to fee waivers (subject to recapture).

10.	Comment: With respect to new Class P shares of Legg Mason Partners Corporate Bond Fund, please reflect in the Proxy Statement/Prospectus all relevant comments of the SEC examiner to that fund’s registration statement filed to register the share class.

Response: The Registrant advises that it received no comments on that registration statement.

11.	Comment: In the Pro Forma fee tables, there appear to be significant differences in “Other Expenses” as a result of the reorganizations. Explain the reasons for these differences in footnotes.

Response: The following footnote has been added to explain the pro forma “Other Expenses” in each table: “Reflects elimination of duplicative fees and economies of scale achieved as a result of the proposed Reorganization.”

12.	Comment: Please confirm that the advisory fee for Legg Mason Partners Corporate Bond Fund will be reduced by amendment of the advisory agreement effective as of the date of the reorganization.

Response: The Registrant confirms that the advisory fee for Legg Mason Partners Corporate Bond Fund will be reduced by amendment of the advisory agreement effective as of the date of the reorganization. The form of amendment was filed with the Proxy Statement/Prospectus as an exhibit.

13.	Comment: State also that there will be no reduction in advisory services as a result of this decrease in advisory fees.

Response: This statement has been added to the Proxy Statement/Prospectus.

14.	Comment: In the footnotes regarding recordkeeping fees, explain why and how much the recordkeeping fees will increase expenses over time.

Response: The footnotes regarding recordkeeping fees have been removed. These fees are reflected in the numbers shown in the expense tables and examples included in the Proxy Statement/Prospectus.

15.	Comment: On page 10, explain that 12b-1 fees for Class C shares of Legg Mason Partners Short-Term Bond Fund, which are being reduced to 0.50% in connection with the reorganization, cannot be increased again except with shareholder approval.

Response: This explanation has been added.

16.	Comment: The information contained in the Appendices must be moved into the body of the Proxy Statement/Prospectus.

Response: As requested, the information other than financial highlights and historical performance information has been moved into the body of the Proxy Statement/Prospectus. The Registrant is of the view, however, that presentation of information in appendices makes the information more easily accessible to readers of the document.

17.	Comment: On page 16 (and elsewhere), the risk disclosure for derivatives is too vague when it states that a fund’s use of “certain derivatives may in some cases” have a leveraging effect. Also, include a comparison of the purposes and amount of leverage for each acquired fund and its acquiring fund.

Response: The risk disclosure for derivatives has been revised by the elimination of the sentence referred to in the comment above. The discussion of “Leveraging Risk” has been revised as follows:

“Leveraging risk. The Fund may take on leveraging risk by, among other things, engaging in borrowing, derivative, when-issued, delayed-delivery, forward commitment or forward roll transactions or reverse repurchase agreements. When the Fund engages in transactions that have a leveraging effect on the Fund’s portfolio, the value of the Fund will be more volatile and all other risks will tend to be compounded. . .

“Neither the Acquired Fund nor the Acquiring Fund currently has any outstanding borrowings or engages in borrowing for purposes of leverage. While the use by a Fund of derivatives and forward settled instruments may have a leveraging effect on the Fund, the Fund segregates assets or enters into offsetting positions to cover these obligations in accordance with applicable regulations.”

18.	Comment: State whether each fund buys or sells credit default swaps.

Response: The following statements have been added to the Proxy Statement/Prospectus:

With respect to Legg Mason Investment Grade Income Portfolio and Legg Mason Partners Corporate Bond Fund: “The Acquiring Fund may buy or sell credit default swaps. The Acquired Fund may buy, but not sell, credit default swaps. As of March 31, 2009, neither the Acquiring Fund nor the Acquired Fund held any credit default swaps.”

With respect to Legg Mason Limited Duration Bond Portfolio and Legg Mason Partners Short-Term Bond Fund: “The Acquiring Fund may buy or sell credit default swaps. The Acquired Fund may buy, but not sell, credit default swaps. As of March 31, 2009, the Acquiring Fund held a single credit default swap as seller and the Acquired Fund held no credit default swaps.”

19.	Comment: In “High portfolio turnover risk,” please revise the fourth sentence to state: “These transactions may result in realization of capital gains or capital losses.”

Response: This revision has been made.

20.	Comment: Explain in the footnotes to the Pro Forma Combined Capitalization Table (and elsewhere) that the conversion of Legg Mason Partners Short-Term Bond Fund Class B shares to Class A shares is not a part of the transaction for which shareholder approval is being sought.

Response: This explanation has been added.

21.	Comment: In the Financial Highlights of Legg Mason Partners Corporate Bond Fund, state that Class P shares are newly issued and are not reflected in the Financial Highlights but that results would differ only to the extent of the difference in expense ratios.

Response: A footnote has been added, as follows: “Financial highlights are not included for Class P shares, which are newly issued. Returns for Class P shares would differ from those of other classes to the extent expense ratios differ.”

22.	Comment: In the Pro Forma Financial Statements, include in footnotes details of the adjustments made for reorganization costs and for the change in valuation procedures.

Response: The footnotes referring to adjustments made for reorganization costs have been revised to refer readers to the section in the Proxy Statement/Prospectus entitled “Proxy Solicitation” for details of estimated reorganization costs allocated to the acquiring funds.

The following information has been added to the section entitled “Proxy Solicitation”:

“Estimated costs of the Reorganization of Legg Mason Investment Grade Income Portfolio into Legg Mason Partners Corporate Bond Fund have been allocated between the Acquired Fund and the Acquiring Fund as follows: Legal—the Acquired Fund: $86,300, the Acquiring Fund: $48,800; Audit—the Acquired Fund: $4,500, the Acquiring Fund: $8,400; and Printing, postage, proxy out-of-pocket costs and proxy solicitation, mailing, reporting and tabulation costs (approximately $64,900)—all allocated to the Acquired Fund.

“Estimated costs of the Reorganization of Legg Mason Limited Duration Bond Portfolio into Legg Mason Partners Short-Term Bond Fund have been allocated between the Acquired Fund and the Acquiring Fund as follows: Legal—the Acquired Fund: $86,300, the Acquiring Fund: $48,800; Audit—the Acquired Fund: $4,500, the Acquiring Fund: $8,400; and Printing, postage, proxy out of pocket costs, and proxy solicitation, mailing, reporting and tabulation costs (approximately $31,400)—all allocated to the Acquired Fund.”

The footnotes referring to adjustments made for changes in the valuation procedures have been revised to include the following: “To facilitate the Reorganizations, the Acquired Funds’ Board approved a change to the procedures for valuing the Acquired Funds’ fixed income securities so that those securities will be valued at the mean of the last closing bid and asked prices. The new method of valuation is currently used by the Acquiring Funds’ Board, and the change is intended to ensure that shareholders of the Acquired Funds receive full value for their Fund shares upon completion of the Reorganizations. The change in valuation procedures is scheduled to take effect immediately prior to the consummation of the Reorganizations.”

23.	Comment: Also in the Pro Forma Financial Statements (and elsewhere), explain that the adviser will benefit from the reorganization insofar as the dollar amount of the advisory fee payable by Legg Mason Partners Corporate Bond Fund will increase with the increase in assets under management in that fund.

Response: The Registrant notes that in the section of the Proxy Statement/Prospectus entitled “Reasons for the Reorganizations and Board Considerations” a description of the benefits to Legg Mason in connection with the Reorganizations that were considered by the acquired funds’ Board is included. Footnotes have been added to the Pro Forma Financial Statements explaining anticipated net benefits to the adviser.

24.	Comment: If there has been any FAS 157 Level 3 disclosure for the funds, it should be included in the Proxy Statement/Prospectus.

Response: This disclosure has been added.

25.	Comment: In the footnotes to the combined pro forma statement for Legg Mason Partners Short-Term Bond Fund, make clear in footnotes (a) and (b) that the pro forma adjustments for distribution fees and conversion of Class B to Class A shares are being made as a result of matters that are independent of the transaction for which shareholder approval is being sought.

Response: These clarifications have been added.

26.	Comment: Confirm that this year’s statements of additional information of the funds will be incorporated by reference by means of an amendment to the N-14.

Response: The Registrant confirms that the updated statements of additional information of the funds will be incorporated by reference by means of a pre-effective amendment.

Please contact me at 202.373.6185 or Miles Treakle at 202.373.6549 with any questions or comments relating to the filing.

Sincerely,

/s/ Nancy Persechino
Nancy Persechino

Exhibit A

Legg Mason Partners Income Trust

55 Water Street

New York, NY 10041

April 24, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Legg Mason Partners Income Trust (File Nos. 333-158151)

Ladies and Gentlemen:

In connection with its review of the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on March 23, 2009, relating to the proposed reorganization of Legg Mason Investment Grade Income Portfolio, a series of Legg Mason Income Trust, Inc., into Legg Mason Partners Corporate Bond Fund, a series of the Registrant, and the proposed reorganization of Legg Mason Limited Duration Bond Portfolio, a series of Legg Mason Income Trust, Inc., into Legg Mason Partners Short-Term Bond Fund, a series of the Registrant, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Legg Mason Partners Income Trust

By:	/s/ Thomas C. Mandia
Name:	Thomas C. Mandia
Title:	Assistant Secretary